March 14, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Wray Ji Shin Frank Knapp Kathleen Collins

Re:	MuleSoft, Inc. Registration Statement on Form S-1 File No. 333-216130

Acceleration Request

Requested Date:	March 16, 2017
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MuleSoft, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-216130) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jon C. Avina at (650) 565-3969.

* * * *

Sincerely,

MULESOFT, INC.

/s/ Rob Horton
Rob Horton
Senior Vice President, People Ops, General Counsel and Secretary

cc:	Greg Schott, MuleSoft, Inc. Matt Langdon, MuleSoft, Inc.

Jon C. Avina, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Anthony J. McCusker, Goodwin Procter LLP

Andrew T. Hill, Goodwin Procter LLP